SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Report of Independent Accountants
on Limited Review of
the Quarterly Information
September 30, 2004

Report of Independent Accountants
on Limited Review

To the Board of Directors and Shareholders
Braskem S.A.

1

We have carried out limited reviews of the Quarterly Information (ITR) of Braskem S.A. for the quarters and periods ended September 30 and June 30, 2004 and September 30, 2003. This information is the responsibility of the Company’s management. The limited reviews of the quarterly information at September 30 and June 30, 2004 and September 30, 2003 of Politeno Indústria e Comércio S.A. (jointly-controlled entity) and of Petroflex Indústria e Comércio S.A. (associated company), which are recorded under the equity method, were conducted by other independent accountants. Our reviews, insofar as they relate to the amounts of these investments at September 30 and June 30, 2004, in the amounts of R$ 213,681 thousand and R$ 206,730 thousand, respectively, and the profits generated by them for the quarters ended September 30, 2004 and 2003, in the amounts of R$ 20,130 thousand and R$ 21,898 thousand, respectively, are based solely on the reports of the other independent accountants.

2

Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3

Based on our limited reviews and on the reports on limited reviews of the quarterly information issued by other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4

As described in Note 16(c) to the quarterly information, a rescissory action was filed against the Company and certain subsidiaries, seeking to overturn a final court judgment which exempted them from paying the social contribution on net income, enacted by Law 7689/88. The outcome of this matter cannot presently be determined. In addition, as described in Note 19, the Company and its subsidiaries are parties to other judicial and administrative processes of a tax, civil and labor nature, including the lawsuit regarding the validity of Clause 4 of the Collective Labor Agreement of SINDIQUÍMICA. Management does not expect significant losses from these disputes in excess of the amounts already provided. The quarterly information of the Company does not include a provision for losses from eventual unfavorable outcomes to the social contribution rescissory action and the Clause 4 lawsuit.

5

The Company belongs to a group of companies comprising the Braskem group and carries out financial and commercial transactions, in significant amounts, with its subsidiaries and other group companies, under the conditions described in Note 8 to the quarterly information.

6

As described in Note 1(b) to the quarterly information, the Company is involved in a business and corporate restructuring process, intended to give the industry a more adequate capital structure, greater profitability, competitiveness and economies of scale. The Company is being, and could continue to be, affected by economic and/or corporate changes resulting from this process, the outcome of which will determine how the operations of the Company will be developed. Furthermore, as a result of this process and the matters described in Note 2, the comparability between the quarterly information of Braskem S.A. as of September 30, 2004 and the quarterly information as of September 30, 2003 has been impacted.

7

As described in Notes 10, 11 and 12 to the quarterly information, the Company recognized goodwill on the acquisition of investments based on the surplus of market over recorded values of property, plant and equipment and the expected future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent valuation reports and the financial projections prepared by management. The maintenance of these goodwill balances, and the current amortization criteria in the financial statements of future years, will depend upon the realization of the projections of cash flows and income and expenses used by the valuers in determining the surplus, and the future profitability of the investees.

8

Our reviews were conducted for the purpose of issuing a report on the limited reviews of quarterly information, referred to in the first paragraph, taken as a whole. The statement of cash flows is presented in the quarterly information for purposes of additional analysis and is not a required part of the quarterly information. This information has been subjected to the review procedures described in paragraph 2 and we are not aware of any material modifications that should be made to this statement in order that such information be fairly presented in all material respects in relation to the quarterly information taken as a whole.

Salvador, October 27, 2004

PricewaterhouseCoopers	Marco Aurélio de Castro e Melo
Auditores Independentes	Contador CRC 1SP153070/O-3 "S" BA
CRC 2SP000160/O-5 "F" BA

Braskem S.A.
(A free translation of the original in Portuguese)
Parent Company Balance Sheet
In thousands of reais

Assets	9/30/2004	6/30/2004

	(Unaudited)	(Unaudited)

Current assets
Cash and banks	2,891,643	1,288,521
Trade accounts receivable	1,357,442	1,138,212
Marketable securities	112	7,209
Inventories	1,072,799	1,085,364
Taxes recoverable	514,461	652,431
Prepaid expenses	12,937	25,036
Securities receivable	20,157	23,157
Advances to suppliers	24,988	39,496
Other	40,672	57,176

	5,935,211	4,316,602

Long-term receivables
Trade accounts receivable	17,700	38,628
Related companies	899,823	1,121,864
Taxes recoverable	172,856	140,774
Judicial deposits	161,225	159,639
Deferred income tax	150,799	165,620
Inventories	50,265	54,700
Marketable securities	60,973	58,236
Other	3,104	2,220

	1,516,745	1,741,681

Permanent assets
Investments
Associated companies	50,712	45,918
Subsidiaries and jointly-controlled entities	3,543,234	3,472,872
Other investments	8,364	8,364
Property, plant and equipment	4,686,932	4,657,590
Deferred charges	2,297,541	2,331,349

	10,586,783	10,516,093

Total assets	18,038,739	16,574,376

Liabilities and shareholders’ equity	9/30/2004	6/30/2004

	(Unaudited)	(Unaudited)
Current liabilities
Loans and financing	1,881,244	2,594,362
Debentures	1,216,929	584,095
Suppliers	1,564,487	1,505,867
Taxes, charges and social contributions payable	180,775	108,489
Dividends payable	747	747
Related parties	1,095,808	1,095,808
Advances from customers	34,032	52,317
Salaries and social charges	52,733	41,919
Notes payable – aquisition of shares	25,720	20,574
Other	28,021	11,811

	6,080,496	6,015,989

Long-term liabilities
Loans and financing	4,142,859	4,080,955
Debentures	1,137,558	1,808,301
Provisions for capital deficiency of investments	678,780	744,105
Related parties	762,792	460,376
Suppliers	79,111	69,788
Taxes and contributions payable	1,099,125	1,064,179
Deferred taxes and contributions	9,263	9,410
Pension fund	56,896	56,896
Other accounts payable	42,196	58,283

	8,008,580	8,352,293

Deferred income	31,398	32,547

Shareholders’ equity
Paid-up capital	3,402,968	2,192,018
Capital reserves	770,724	734,605
Accumulated deficit	(255,427)	(753,076)

	3,918,265	2,173,547

Total liabilities and shareholders’ equity	18,038,739	16,574,376

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Parent Company Statement of Operations
In thousands of reais

	7/1/04 to 9/30/04	1/1/04 to 9/30/04	7/1/03 to 9/30/03	1/1/03 to 9/30/03

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross sales
Domestic market	3,540,167	8,689,140	1,882,358	5,845,318
Foreign market	522,416	1,355,937	456,724	1,131,391
Deductions from gross sales	(974,932)	(2,351,995)	(419,390)	(1,350,552)

Net sales revenue	3,087,651	7,693,082	1,919,692	5,626,157
Cost of sales and/or services rendered	(2,328,181)	(5,776,306)	(1,549,791)	(4,610,961)

Gross profit	759,470	1,916,776	369,901	1,015,196

Operating (expenses) income
Selling	(45,985)	(143,111)	(32,911)	(75,223)
General and administrative	(70,309)	(203,724)	(50,861)	(144,399)
Financial
Financial income	(160,024)	64,017	154,718	115,340
Financial expenses	151,787	(1,130,153)	(486,569)	(411,402)
Depreciation and amortization	(90,125)	(254,050)	(58,924)	(153,208)
Other operating income	5,883	33,040	15,578	43,502
Other operating expenses	(623)	(2,554)	(66)	(25,133)
Equity in the results of subsidiary and associated
Companies
Result of equity accounting	23,481	126,028	35,316	80,982
Amortization of (goodwill) negative goodwill, net	(38,185)	(146,804)	(37,209)	(134,725)
Exchange variation	8,633	(15,848)	(10,714)	127,119
(Provision) reversion for capital deficiency of subsidiaries	12,577	32,034	(6,399)	(8,294)
Other	1,399	2,802	(2)	37,792

Operating income (loss)	557,979	278,453	(108,142)	467,547
Non-operating income (loss), net	(1,252)	(2,376)	(5,697)	(22,426)

Income (loss) before tax	556,727	276,077	(113,839)	445,121
Provision for income tax and social contribution	(44,405)	(53,844)	13,076	(58,803)
Deferred Income Tax	(14,673)	(14,379)	42,085	21,303

Net income (loss) for the period	497,649	207,854	(58,678)	407,621

The accompanying notes are an integral part of these financial statements.

Braskem S.A.
(A free translation of the original in Portuguese)
Consolidated Balance Sheet
In thousands of reais

Assets	9/30/2004	6/30/2004

	(Unaudited)	(Unaudited)
Current assets
Cash and banks	3,494,358	1,881,278
Marketable securities	29,094	139,393
Trade accounts receivable	1,656,526	1,352,528
Inventories	1,310,126	1,306,433
Taxes recoverable	640,423	747,323
Prepaid expenses	18,341	36,247
Securities receivable	20,157	23,157
Advanced to suppliers and other	93,207	125,981

	7,262,232	5,612,340

Long-term receivables
Marketable securities	92,673	93,170
Trade accounts receivable	20,733	41,982
Related parties	37,593	36,736
Taxes recoverable	245,865	204,488
Judicial deposits	199,003	196,601
Deferred income tax	151,087	166,004
Inventories	53,248	57,735
Other	11,606	16,197

	811,808	812,913

Permanent assets
Investments
Associated companies	50,712	45,918
Jointly- controlled entities	1,069,509
Other investments	34,646	34,597
Property, plant and equipment	5,261,309	5,240,825
Deferred charges	3,204,355	2,187,576

	8,551,022	8,578,425

Total assets	16,625,062	15,003,678

Liabilities and shareholders’ equity	9/30/2004	6/30/2004

	(Unaudited)	(Unaudited)
Current liabilities
Loans and financing	2,179,783	2,728,835
Debentures	1,216,929	584,095
Suppliers	1,804,015	1,508,034
Taxes, charges and contributions	292,177	186,618
Dividends payable	2,004	1,029
Advances from customers	46,049	89,987
Notes payable – aquisition of shares	25,720	11,811
Other	121,520	94,412

	5,688,197	5,204,821

Long-term liabilities
Loans and financing	3,963,361	3,938,475
Debentures	1,137,558	1,808,301
Related parties	176,093	176,639
Suppliers	79,111	69,788
Taxes, charges and contributions	1,273,210	1,230,392
Deferred income tax	10,353	10,905
Pension fund	56,896	56,896
Other	77,708	95,121

	6,774,290	7,386,517

Deferred income	41,609	41,258

Minority interests	251,985	245,438

Shareholders’ equity
Paid-up capital	3,402,968	2,192,018
Capital reserves	757,614	721,495
Accumulated deficit	(291,601)	(787,869)

	3,868,981	2,125,644

Total liabilities and shareholders’ equity	16,625,062	15,003,678

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Consolidated Statement of Operations
In thousands of reais

	7/1/04 to 9/30/04	1/1/04 to 9/30/04	7/1/03 to 9/30/03	1/1/03 to 9/30/03

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross sales
Domestic market	3,870,192	9,620,316	2,540,054	7,510,248
Foreign market	888,869	2,110,568	584,971	1,766,407
Deductions from gross sales	(1,053,354)	(2,588,619)	(591,610)	(1,834,158)

Net revenues	3,705,707	9,142,265	2,533,415	7,442,497
Cost of sales and/or services rendered	(2,819,299)	(6,918,074)	(1,997,362)	(5,933,201)

Gross profit	886,408	2,224,191	536,053	1,509,296

Operating (expenses) income
Selling	(60,713)	(175,714)	(42,562)	(104,437)
General and administrative	(81,980)	(237,314)	(70,273)	(214,131)
Financial	(42,307)	(1,149,192)	(405,138)	(242,812)
Other operating income	7,414	51,140	17,431	56,314
Other operating expenses	(2,113)	(4,872)	(1,701)	(27,398)
Depreciation and amortization	(86,652)	(245,207)	(58,530)	(137,247)
Equity in the results of associated associated companies	(11,785)	(71,642)	(46,950)	(83,375)

	(278,136)	(1,832,801)	(607,723)	(753,086)

Operating income (loss)	608,272	391,390	(71,670)	756,210
Non-operating income (loss), net	(1,946)	(3,302)	(4,623)	(24,498)

Income (loss) before taxes	606,326	388,088	(76,293)	731,712
Provision for income tax and social contribution	(89,862)	(151,068)	(4,153)	(135,673)
Deferred income tax	(14,673)	(14,378)	42,085	21,303
Minority interests	(5,522)	(18,327)	(19,287)	(206,630)

Net income (loss) for the period	496,269	204,315	(57,648)	410,712

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Notes to the Quarterly Information
at September 30, 2004
All amounts in thousands of reais unless otherwise indicated

1 Operations

(a) Braskem S.A. ("Braskem" or "Company") is the leading Brazilian petrochemical company in thermoplastic resins in Latin America. Its objectives are the manufacturing, selling, importing and exporting of chemical and petrochemical products and fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, Brazil (“Northeast Petrochemical Complex”), and the rendering of services to those companies. The Company also invests in other companies, either as partner or shareholder.

(b) Braskem business and corporate restructuring process

As from its formation, on August 16, 2002, the Company has been involved in a broad business and corporate restructuring process.

The most important events are as follows:

(i) Acquisition of Trikem S.A. (“Trikem”) and Polialden Petroquímica S.A. (“Polialden”) common shares held by Mitsubishi Chemical Corporation ("Mitsubishi") and by Nissho Iwai Corporation ("Nissho Iwai")

In July 2003, the Company increased its direct and indirect participation in the voting capital of Trikem and Polialden to 87.9% and 100%, respectively, in transactions with the minority stockholders, Mitsubishi and Nissho Iwai. Mitsubishi sold its participations in Trikem and Polialden for R$ 28,008 and R$ 21,637, respectively, which include a portion to be paid of R$ 5,464, subject to the final decision of a lawsuit filed by Polialden minority shareholders. Additionally, in the case of a favorable outcome to Polialden, the amount payable will be increased by R$ 16,173.

Nissho Iwai exchanged its participations in Trikem and Polialden for a participation in Braskem, through the contribution of the net equity of NI Participações Ltda., a subsidiary of Nissho Iwai, the sole assets of which were the participations in Trikem and Polialden. The valuation report on the book value of the merged company was prepared by independent experts on May 31, 2003, the base date of the merger, and submitted to the approval of the Shareholders’ Meeting. As a result of this operation, the Company's capital was increased by R$ 39,655, with the issue of 54,314,531 common shares, to R$ 1,887,422.

(ii) Purchase of minority interest and merger of Trikem

On December 4, 2003, the Company concluded the Public Offer (OPA), intended to exchange Trikem’s shares for Class "A" preferred shares or common shares of the Company, with the acceptance of 99% of minority shareholders. The exchange ratio was 20 Class “A” preferred shares of the Company for 69.47 common shares of Trikem. Accordingly, the Company assigned 438,270,001 Class “A” preferred shares, in the amount of R$ 7,144, in exchange for 1,522,330,867 common shares of Trikem, in the amount of R$ 15,943, resulting in a negative goodwill of R$ 8,799.

The Extraordinary General Meeting, held on January 12, 2004, approved the partial spin-off of Odebrech Química S.A. (“Odequi”), with the contribution and merger of the spun-off portion to Braskem. The spun-off portion comprised 13,841,438,730 common shares and 11,123,910,124 preferred shares of Trikem, corresponding to 64.43% and 41.02% of its voting and total capital, respectively. The amount of the spun-off portion of Odequi was R$ 1,082,648, according to the appraisal report issued by independent experts, based on the balance sheet of Odequi at October 31, 2003. Due to this partial spin-off, 11,066,514 Odequi’s common shares, held by the Company, were cancelled.

On January 15, 2004, the shareholders approved the merger of Trikem into the Company, based on Trikem’s book value at October 31, 2003, amounting to R$ 656,040. The ratio to exchange Trikem shares for Braskem shares was based on the shareholders’ equity at market value, pursuant to the appraisal reports prepared by a specialized company, as of October 31, 2003.

To ensure the tag-along rights of Trikem’s preferred shareholders, it was decided that the ratio for the exchange of Trikem shares for Braskem preferred shares would be the same used in Trikem’s OPA, completed on December 4, 2003, which was intended for Trikem’s common shareholders.

The assessments of shareholders’ equity at market value of Braskem and Trikem, and the share exchange relationships, were as follows:

	BRASKEM	TRIKEM

Number of shares (in thousands) (*)	68,432,133	60,868,763
Shareholders’ equity at market value (in R$)	5,733,160,995	1,439,109,292.58
Amount per thousand shares based on shareholders’ equity at market value	83.78	23.64
(in R$)
Exchange ratio of shareholders’ equity at market value	1	3.54
Exchange ratio of Trikem’s preferred and common shares for Braskem’s
Class “A” preferred shares in the current merger	1	3.47
Standard batch of shares	1,000	1,000
(*)	Excluding treasury stock.

After the merger of Trikem, the Company’s capital was increased by R$ 304,596, through the issue of 8,136,165,484 Class “A” preferred shares, totaling R$ 2,192,018, comprising 25,730,061,841 common shares, 51,230,857.903 Class “A” preferred shares and 229,154,800 Class “B” preferred shares (Note 18(a)).

(iii) Merger of COPENE MONÔMEROS ESPECIAIS S. A. ("MONÔMEROS")

Through the Agreement for Purchase and Sale of Shares, dated February 3, 2004, the Company purchased the total shares of MONÔMEROS held by minority shareholders, becoming the owner of 100% of the shares of this subsidiary. The acquisition price totaled R$ 14,786, corresponding to the book value of the shares acquired as at December 31, 2003.

On March 31, 2004, the Extraordinary General Meeting approved the merger of MONÔMEROS at its equity value, in the amount of R$ 115,832, based on the book value appraisal report dated December 31, 2003. The net asset variations of MONÔMEROS, in the first quarter of 2004, were recorded in the results of Braskem under equity in the results.

The Company and its subsidiaries, as participants in the restructuring process of the Brazilian petrochemical industry, may be affected in economic and/or corporate aspects by the outcome of this process.

(c) Global Offer (Initial Public Offering)

On April 1, 2004, the Board of Directors approved an Initial Public Offering or Global Offer to be concurrently conducted in Brazil and overseas, through the increase in the Company’s capital within the authorized capital limit, with the issuance of Class “A” preferred shares.

The Board of Directors Meetings, dated September 22 and September 27, 2004, approved the issuance of 12,285,000,000 and 1,170,000,000 Class “A” preferred shares, respectively, amounting to R$ 90.00 per thousand shares in Brazil and US$ 31.38 per thousand shares in other countries. Accordingly, 13,455,000,000 Class “A” preferred shares were issued, of which: (i) 4,485,000,000 shares in Brazil; and (ii) 8,970,000,000 shares, as ADS’s, in other countries.

The physical and financial liquidation of the Global Offer occurred on September 28, 2004, with capital subscription in the amount of R$ 1,210,950.

(d) Corporate governance and Administrative Council for Economic Defense (CADE)

On February 13, 2003, Braskem enrolled in Level 1 of Differentiated Corporate Governance of the São Paulo Stock Exchange (BOVESPA), which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings, which reached, with the Global Offer (Note 1(c)), approximately, 45% of “free float”. In the beginning of 2005, the Company intends to enroll at Level 2 of Differentiated Corporate Governance of the BOVESPA.

In accordance with legislation, the concentration resulting from the change in control of Braskem was notified on a timely basis to the anti-trust authorities. In July 2002, the Secretariat for Economic Monitoring of the Finance Ministry (SEAE) issued a favorable opinion on the operation. On May 2, 2003, the favorable opinion of the Secretariat for Economic Rights (SDE) was published without any restriction. The operation was submitted for the review and analysis of the CADE, whose legal office also recommended, in November 2003, the approval of the operation without any restriction. In February 2004, the operation was analyzed by the Federal Public Prosecution Office, which also recommended the approval of the operation without any restriction. The process is awaiting the judgement by the full CADE Council.

2 Presentation of the Financial Statements

The Company’s financial statements were prepared in conformity with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the CVM.

The comparison of the information for the quarters and periods ended September 30, 2004 and 2003, must take into account the corporate restructuring mentioned in Note 1(b), especially the mergers of Trikem and MONÔMEROS, which occurred on January 15 and March 31, 2004, respectively.

For a better comparison between the statements of operations for September 30, 2004 and 2003, the results recorded in 2003, related to the companies merged are as follows:

Statement of operations of the merged companies (quarter and period ended September 30, 2003)

	Trikem		MONÔMEROS

	3rd quarter	Accumulated for the period	3rd quarter	Accumulated for the period

Statement of operations
Gross sales
Domestic market	392,758	1,153,336	16,339	48,497
Foreign market	47,524	180,063	11,206	26,931
Sales taxes, freights and returns	(91,478)	(290,799)	(4,398)	(12,607)
Cost of sales	(266,695)	(754,143)	(17,980)	(48,796)

Gross profit	82,109	288,457	5,167	14,025

Operating income (expenses)
Selling, general and administrative	(17,655)	(48,380)	(1,241)	(3,399)
Depreciation and amortization	(1,829)	(5,754)
Financial, net	(36,136)	150,319	(633)	(867)
Result from subsidiary and associated companies	2,428	(47,755)
Other	438	8,449	1

	(52,754)	56,879	(1,873)	(4,266)

Operating profit	29,355	345,336	3,294	9,759

Non-operating income (expenses), net	(597)	(1,922)		(1)
Income before income tax and social contribution	28,758	343,414	3,294	9,758

Income tax and social contribution	1,305	(26,381)	(509)	(2,730)

Net income for the period	30,063	317,033	2,785	7,028

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, as well as provisions for contingencies, income tax and other similar charges.

(b) Determination of results of operations

Sales revenue is recognized when the risk and ownership of products are transferred to the Company’s customers. Normally, this transfer occurs when the product is delivered to the customer or carrier.

Results of operations are determined on the accrual basis of accounting. The provisions for income tax and Value Added Tax on Sales and Services (ICMS) expenses are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in capital reserves.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 16 (b).

The Company has recognized in results for the period the market value of derivative contracts relating to liabilities indexed to foreign currency or to international interest rates. At September 30, 2004, the fair value of the contracts signed by the Company is equivalent to the value recorded.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise, mainly, demand deposits and investments with a ready market or falling due within 90 days. At September 30, 2004, of the total balance, R$ 2,804,381 was applied in financial investments (R$ 1,075,720, at June 30, 2004). Also includes a foreign exchange contract operation in the amount of R$ 301,582, acquired for the settlement of the Eurobonds issued by the incorporated company OPP Química on October, 1996 (Note 13(a)).

Marketable securities are stated at cost or market value, whichever is lower, plus income accrued up to the balance sheet date. The derivative instruments are stated at the estimated fair value, based on market quotations for similar instruments in relation to future foreign exchange and interest rates.

The allowance for doubtful accounts is constituted in an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience, and includes amounts in litigation.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realizable value. Imports in transit are stated at the accumulated cost of each import. The inventories of consumption materials are classified in current assets or long-term receivables, based on the Company’s estimates concerning the consumption date.

The other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995, and consider the following:

  Investments in subsidiaries and associated companies are accounted for on the equity method, plus unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the surplus of market over recorded values of assets and the expected future profitability of the investees and is amortized over ten years, in the case of future profitability. Goodwill relating to the surplus of assets is amortized based on the useful lives of the corresponding assets. Goodwill from merged companies is transferred to property, plant and equipment and deferred charges, when based on the surplus of assets and expected future profitability of the investees, respectively. Other investments are carried at the cost of acquisition.

  Property, plant and equipment are shown at acquisition or construction cost and, as from 1997, include capitalized interest incurred during the expansion of the production capacity of the plants.

  Depreciation of property, plant and equipment is recorded on the straight-line method at the rates mentioned in Note 11.

  Amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.

  Programmed production stoppages for maintenance occur between intervals of one to six years. Costs that increase the useful lives of assets or result in increased production efficiency are recorded in deferred charges and amortized to production cost up to the beginning of the next corresponding stoppage.

(e) Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange variations, when applicable.

The provision for the capital deficiency of subsidiaries is recorded based on the net capital deficiency (excess of liabilities over assets) of these companies, and is recorded in long-term liabilities with a corresponding entry against the equity results in subsidiary and associated companies in the statement of operations.

Defined benefit pension plans are recorded in accordance with the calculations made by independent actuaries, based on the assumptions provided by the Company.

Provisions are recorded based on (i) current legislation (irrespective of the expectation of legislation being considered unconstitutional); (ii) the necessity to eliminate contingent gains on the offset of tax credits arising from lawsuits and (iii) estimates of indemnity payments considered as probable.

(f) Deferred income

The negative goodwills of merged companies, based on expected future results, is recorded in deferred income.

(g) Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its subsidiaries and jointly-controlled entities, in which it has direct or indirect share control, as shown below:

			Interest in total capital - %

		Head office (country)	Sep/04	Jun/04	Sep/03

Parent company
MONÔMEROS	(i)	Brazil			87.24
Copene Participações S.A. (Copene Participações”)		Brazil	100.00	100.00	100.00
PN Distribuidora de Combustíveis Ltda. ("CPN Distribuidora")		Brazil	100.00	100.00	100.00
CPN Incorporated Ltd. ("CPN Inc.")		Cayman Islands	100.00	100.00	100.00
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	90.71	90.71	90.71
Investimentos Petroquímicos Ltda. ("IPL")		Brazil	100.00	100.00	100.00
Lantana Trading Company Inc. ("Lantana")		Bahamas	100.00	100.00	100.00
Odequi	(ii)	Brazil	97.45	97.45	98.63
Odequi Investments Ltd. ("OIL")		Bahamas	100.00	100.00	100.00
Odequi Overseas Inc. ("OVERSEAS")		Cayman Islands	100.00	100.00	100.00
OPP Finance Ltd. ("OPP Finance")	(iii)	Cayman Islands			100.00
OQPA Administração e Participações Ltda. ("OQPA")		Brazil	100.00	100.00	100.00
Polialden Petroquímica S.A. (“Polialden”)		Brazil	56.27	56.27	56.27
Proppet Overseas Ltd. ("Proppet Overseas")	(iii)	Bahamas			100.00
Tegal Terminal de Gases Ltda. ("Tegal")	(iv)	Brazil	90.79	90.79	84.36
Trikem	(v)	Brazil			10.06
Companhia Alagoas Industrial - CINAL ("CINAL")	(vi)	Brazil	63.03	63.03
CPC Cayman Ltd. ("CPC Cayman")	(vi)	Cayman Islands	100.00	100.00

Jointly-controlled entities	(vii)
CETREL S.A. – Empresa de Proteção Ambiental (“CETREL”)	(viii)	Brazil	40.56	40.56	26.07
Codeverde Companhia de Desenvolvimento Rio Verde ("CODEVERDE")		Brazil	35.49	35.49	35.42
Copesul – Companhia Petroquímica do Sul (“Copesul”)	(ix)	Brazil	23.67	23.67	23.67
Politeno Indústria e Comércio S.A. (“Politeno”)		Brazil	33.88	33.88	33.49

The indirect interest included in the consolidation correspond to:

			Interest in total capital - %

		Head office (country)	Sep/04	Jun/04	Sep/03

Direct subsidiaries of Odequi
OPE Investimentos S.A. (“OPE Investimentos”)	(x)	Brazil	89.41	89.41	89.41
Trikem	(v) (xi)	Brazil			41.02
Direct subsidiaries of Trikem
CINAL		Brazil			63.03
CPC Cayman Ltd. ("CPC Cayman")		Cayman Islands			100.00
Odebrecht Mineração e Metalurgia Ltda. ("OMML")	(xii)	Brazil			100.00
TRK Brasil Trust S.A. ("TRK")	(xii)	Brazil			100.00
Direct subsidiary of Poliaden
Poliaden America Inc. ("Poliaden America")		USA	100.00	100.00	100.00
Direct subsidiary of Copesul
COPESUL International Trading Inc.		Bahamas	100.00	100.00	100.00
(i)	Company merged on March 31, 2004 (Note 1(b(iii)).
(ii)	On a consolidated basis, the total participation in the capital of ODEQUI, including the participation held by the subsidiary OVERSEAS, is 100%.
(iii)	Liquidated in the first six-month period of 2004.
(iv)	Upon the merger of Trikem, the participation in the capital of Tegal became 90.79%.
(v)	Company merged on January 15, 2004 (Note 1(b-ii)).
(vi)	Direct subsidiaries, as from the merger of Trikem.
(vii)	Investments proportionally consolidated, as prescribed in CVM Instruction 247/96.
(viii)	Upon the merger of Trikem, the Company’s direct interest in CETREL became 40.56%. On a consolidated basis, the total participation in the capital of CETREL, including the participation held by Polialden, is 41.01%.
(ix)	On a consolidated basis, the total participation in the capital of COPESUL, including theparticipation held by the subsidiary OPE Investimentos, is 29.46%.
(x)	On a consolidated basis, the total participation in the capital of OPE Investimentos, including the participation held by the subsidiary OVERSEAS, is 100%.
(xi)	Investment made in Braskem, through the partial spin-off of Odequi. (Note 1(b-ii)).
(xii)	Companies merged on May 31, 2004 by the subsidiary Odequi.

In the consolidated financial statements the intercompany investments and the equity in the results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies were eliminated.

Minority interests in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations, respectively. Minority interest corresponds to the respective participations in CINAL, CPP, Polialden, Tegal, MONÔMEROS and Trikem (MONÔMEROS and Trikem solely for the result of September 2003).

Goodwill on investments, not eliminated on consolidation, were reclassified to a specific account of the permanent assets that support them, according to CVM Instruction 247/96. Negative goodwill was reclassified to “Deferred income”.

For a better presentation of the consolidated financial statements, the cross-holding between the subsidiary Copene Participações and the Company, which arose from the corporate restructuring, was reclassified to treasury stock. The subsidiary Copene Participações holds 145,082,980 common shares and 72,541,480 Class “A” preferred shares, representing 0.24% of the Company’s total capital.

The reconciliation between the parent company and consolidated shareholders’ equity and net result is as follows:

	Shareholders’ equity		Net income for the period

	Sep/04	Jun/04	Sep/04	Set/03

Parent company	3,918,265	2,173,547	207,854	407,621
Cross-holding classified as treasury stock	(13,110)	(13,110)
Exclusion of profit in subsidiary’s inventories	(6,630)	(4,219)	(6,630)
Exclusion of the gain on sale of investments among related companies	(29,544)	(30,574)	3,091	3,091

Consolidated	3,868,981	2,125,644	204,315	410,712

4 Marketable Securities

	Sep/04	Jun/04

Derivatives (Notes 3(b) and 20(f))		7,098
Shares of associated company held for sale	21,992	21,022
Debentures with participation in profits	7,201	7,201
Subordinated quotas of investment fund	27,564	25,796
Northeast Investment Fund (FINOR) and others	4,328	4,328

	61,085	65,445
Current assets	(112)	(7,209)

Long-term receivables	60,973	58,236

The shares of associated company held for sale refer to the book value of 20% of the capital of Borealis Brasil S.A. ("Borealis").

5 Trade Accounts Receivable

	Sep/04	Jun/04

Customers
Domestic market	1,092,668	861,409
Foreign market	306,031	404,520
Advances on foreign deliveries	(6,199)	(77,149)
Allowance for doubtful accounts	(17,358)	(11,940)

	1,375,142	1,176,840
Long-term receivables	(17,700)	(38,628)

Current assets	1,357,442	1,138,212

The Company has been adopting an additional policy for realizing domestic trade accounts, consisting of the sale of its receivables to an investment fund operating with credit rights, which pays the Company earlier than the normal maturity dates of these customer receivables.

During the second quarter of 2004, management charged off uncollectible receivables against the respective allowance, in the amount of R$ 93,236.

The changes in allowance for doubtful accounts are as follows:

	Sep/04	Jun/04

At the beginning of the year	54,666	54,666
Additions to sales expenses	16,071	10,009
Additions due to merger - Trikem	39,896	39,896
Charge-off of uncollectible accounts	(93,236)	(93,236)
Foreign exchange variation	(39)	605

At the end of the period	17,358	11,940

6 Inventories

	Sep/04	Jun/04

Finished goods	486,484	481,224
Work in process	28,901	30,093
Raw materials, production inputs and packaging	279,062	303,866
Warehouse and maintenance materials (*)	251,839	234,064
Advances to suppliers	51,283	57,534
Imports in transit and others	25,495	33,283

Total	1,123,064	1,140,064
Long-term receivables (*)	(50,265)	(54,700)

Current assets	1,072,799	1,085,364

(*)	Based on its turnover, part of the maintenance materials inventory was classified as long-term.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

7 Judicial Deposits and Compulsory Loan – Long-term Receivables

	Sep/04	Jun/04

Judicial deposits
Social Integration Program (PIS)/Social Contribution on Revenues (COFINS) (Note 15 (iii))	78,302	78,302
Education contribution and National Institute of Social Security (INSS)	21,500	20,445
Work accident insurance	14,080	14,080
Labor claims	10,497	9,472
Dividends	8,074	8,074
Other	9,757	10,251
Compulsory loan
Eletrobrás	19,015	19,015

Total	161,225	159,639

8 Related Parties

	Current assets	Long-term receivables	Current liabilities		Long-term liabilities

	Trade
	accounts	Related		Related		Related
	receivable	parties	Suppliers	parties	Suppliers	parties

Subsidiaries
CINAL			20,256
CPC Cayman	4,574	51,381
CPN Distribuidora						982
CPN Inc.		598,055	88,178
CPP (i)		3,799
Lantana	49,777	108,092
Odequi (ii)				1,095,808		11,839
OPE Investimentos						352,462
OQPA		98,186
Poliaden America	5,857
Polialden	45,620		1,339			396,955
Tegal (i)		2,420				554

Jointly-controlled entities
CETREL (i)	104	1,189	899
CODEVERDE (i)		294
Copesul	7,873		34,124
Politeno	20,740

Associated companies
Borealis	13,366
Petroflex Indústria e Comércio S. A. (“Petroflex”)	37,273

Related parties
Petróleo Brasileiro S.A. (“Petrobrás”)		30,571	345,451		37,530
Petrobrás Distribuidora S.A.			2,724		31,364
Other		5,836

At September 30, 2004	185,184	899,823	492,971	1,095,808	68,894	762,792

At June 30, 2004	254,862	1,121,864	664,829	1,095,808	68,251	460,376

(i)	The amounts presented in “Related companies”, in long-term receivables, relate to advances for future capital increase.
(ii)	The balance payable to Odequi, in the amount of R$ 1,095,808, will be settled up to June 2005 in accordance with the schedule agreed on by the parties.

Related Parties (continued)

		Raw materials, services
	Product sales	and utilities purchases	Financial income	Financial expenses

Subsidiaries
CINAL		34,647
CPC Cayman	39,964		3,816
CPN Inc.	623,629	494,129	35,465
Lantana	137,969		2,533
MONÔMEROS	11,912
OMML			363
OPE Investimentos		406,449
Poliaden America	6,795
Polialden	271,888	10,117		45,930
Tegal		10,022	41
TRK			413

Jointly-controlled entities
CETREL	775	17,889
Copesul	64,870	1,617,488		6,623
Politeno	603,211

Associated companies
Borealis	101,708
Petroflex	278,514
Related parties
Petrobras		2,651,114	2,533
Petrobras Distribuidora S.A.		122,835

At September 30, 2004	2,141,235	5,364,690	45,164	52,553

At September 30, 2003	1,778,896	3,897,776	90,753	190,678

"Trade accounts receivable" and "Suppliers" include the balances resulting from transactions mainly relating to the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

CPN Inc.	Basic petrochemicals
Lantana	Thermoplastic resins
Polialden	Ethylene and utilities
Politeno	Ethylene and utilities

Purchases of Braskem:

Company	Products/inputs

Copesul	Ethylene, propane and utilities
CPN Inc.	Naphtha
OPE Investimentos	Naphtha
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
Tegal	Storage of gases

Transactions with related parties are carried out at prices and on terms equivalent to the average practiced with third parties, considering the following:

  The price of ethylene results from a process that shares the margin with the second generation companies of the petrochemical sector. This process consists of allocating the gross margin in proportion to the return on investments. The prices practiced for the other products are established based on various market factors, including international ones.

  The price of naphtha supplied by Petrobras is negotiated with the Company and the other petrochemical companies using as a reference the price practiced in the European market. The Company is also importing naphtha at a volume equivalent to 23% of its consumption in the quarter. The price reference is the european market.

The related-party balances include the following main current account balances:

Participating companies	Annual financial charges	Sep/04	Jun/04

Subsidiaries
Long-term receivables
CPC Cayman	US$ exchange variation + 10.05%	51,381	57,221
CPN Inc.	US$ exchange variation + 8.30%	598,055	644,037
Lantana	US$ exchange variation + 3.80%	108,092	111,472

Long-term liabilities
OPE Investimentos	Free of charges	352,462	63,744
Polialden	100% of CDI	396,955	382,981

The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a pool for settlement of their obligations. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs of funds charged to the individual participants by financial institutions, in such a manner that the charges are paid/transferred to the Company.

9 Taxes Recoverable

	Sep/04	Jun/04

Value-Added Tax on Sales and Services (ICMS) recoverable	276,344	255,369
Excise Tax (IPI) recoverable (normal operations)	50,908	46,683
Zero-rated IPI (i)	163,416	296,807
PIS – Decree Laws 2445/88 and 2449/88	50,634	50,634
Income tax and social contribution	49,372	46,678
Income tax on net income	53,725	53,725
Social Investment Fund (Finsocial)	14,221	14,221
Other	28,697	29,088

	687,317	793,205
Current assets	(514,461)	(652,431)

Long-term receivables	172,856	140,774

(i) Zero-rated IPI

The Company and its merged companies OPP Química S.A. (“OPP Química”) and Trikem filed a legal action to sustain the right to an IPI credit on the purchase of raw materials that are exempt from IPI or subject to a zero rate, having obtained a favorable decision from the Federal Supreme Court (STF) in relation to the operations in the State of Rio Grande do Sul. The STF decision was appealed by the National Treasury. The appeal no longer questions the right to the IPI credit, but requests further clarification concerning the calculation. This appeal does not affect the validity of the tax credit, in the amount of R$ 1,030,125, which was recorded by the merged company OPP Química at December 31, 2002. The Company has offset with federal taxes the amount of R$ 970,031. The Company also filed legal actions related to the purchase of raw materials in the States of São Paulo, Bahia and Alagoas, seeking to obtain a similar credit (Note 15(ii)).

10 Investments

(a) Information on the parent company’s investments

	Quantity of shares or quotas owned (thousands)		Interest in total capital - %

	Sep/04	Jun/04	Sep/04	Jun/04

Subsidiaries
Copene Participações	8,499,997	8,499,997	100.00	100,00
CPN Distribuidora	354	354	100.00	100,00
CPN Inc.	95	95	100.00	100,00
CPP	4,666	4,666	90.71	90,71
IPL (i)	974	974	100.00	100,00
Odequi	12,527	12,527	97.45	97,45
OIL	5	5	100.00	100,00
OQPA	153,602	153,602	100.00	100,00
OVERSEAS (i)	1	1	100.00	100,00
Polialden	363,057	363,057	56.27	56,27
Tegal	21,938	21,938	90.79	90,79
CINAL	107,638	107,638	63.03	63,03
CPC Cayman	900	900	100.00	100,00
Lantana	5		100.00

Jointly-controlled entities
CETREL	456	456	40.56	40,56
CODEVERDE	9,533	9,533	35.49	35,49
Copesul	3,555,182	3,555,182	23.67	23,67
Politeno	20,757,722	20,757,722	33.88	33,88

Associated companies
Rionil Compostos Vinílicos Ltda (“Rionil”)	3,061	3,061	33.33	33,33
Sansuy Administração Participação Representação
e Serviços Ltda (“Sansuy”)	271	271	20.00	20,00
Petroflex	141,597	141,597	20.12	20,12
(i)	Quantity of shares or quotas in units.

Information on the parent company’s investments (continued)

	Adjusted net income (loss) for the period		Adjusted shareholders’ equity (net capital deficiency)

	Sep/04	Jun/04	Sep/04	Jun/04

Subsidiaries
Copene Participações	(696)	24,301	22,262	22,315
CPN Distribuidora			3,542	3,542
CPN Inc.	(48,715)	630	21,942	54,675
CPP			5,144	5,144
IPL			1	1
Odequi	41,627	4,908	1,300,417	1,280,527
OIL	28,243	24,041	(337,589)	(377,212)
OPP Finance		(784)
OQPA	(46,177)	(102,994)	(99,004)	(99,008)
OVERSEAS	(2,206)	(995)	(242,186)	(267,885)
Polialden	40,552	58,999	492,634	479,623
Tegal	(5,030)	(5,370)	19,606	21,257
CINAL	2,926		92,647	89,917
CPC Cayman	(1,720)		221,300	239,478
Lantana	(42,090)		108,136

Jointly-controlled entities
CETREL (i)	(2,508)	(5,387)	62,753	62,235
CODEVERDE (i)			41,810	41,810
Copesul	414,314	145,088	1,315,030	1,221,249
Politeno	74,117	52,511	491,726	485,697

Associated companies
Rionil (ii)	125		5,813	5,930
Sansuy (ii)	(1,243)		11,514	11,887
Petroflex	67,600	29,334	234,037	209,642
(i)	Financial information as of September 30, 2004, not reviewed by independent accountants.
(ii)	Financial information as of August 31, 2004, not reviewed by independent accountants.

(b) Information on the indirect subsidiaries’ investments

	Quantity of shares or quotas owned (thousands)		Interest in total capital - %

	Sep/04	Jun/04	Sep/04	Jun/04

Odequi
OPE Investimentos	50,169	50,169	89.41	89.41

Polialden
Poliaden America (i)	60	60	100.00	100.00

	Adjusted net income (loss) for the period		Adjusted shareholders’ equity

	Sep/04	Jun/04	Sep/04	Jun/04

Odequi
OPE Investimentos	40,210	10,154	178,747	154,230

Polialden
Poliaden America	834	523	2,210	2,088
(i)	Quantity of shares or quotas in units.

(c) Investment activity

	Subsidiaries and jointly-controlled entities

	Sep/04

	CPC Cayman	Lantana	CINAL	Copene Participações	Trikem

As of January 1				22,958	85,088
Addition through mergers (i)	225,407		46,306
Additions through acquisition/spin-off/ capital increase		168,771			269,074
Addition of goodwill due to merger/spin-off of subsidiaries					813,574
Write-off due to merger/spin-off/liquidation/capitalization					(356,493)
Goodwill transfer					(801,195)
Equity in the results	(1,720)	(42,090)	3,373	(696)	3,538
Amortization of goodwill					(13,586)
Exchange variation on foreign investments	(2,387)	(18,545)

At the end of the period	221,300	108,136	49,679	22,262

Negative goodwill on investments (ii)			(8,711)

Investment activity (continued)

	Subsidiaries and jointly-controlled entities

					Sep/04

	CPN Inc.	CETREL	MONÔMEROS	Odequi	Polialden

As of January 1	71,413	24,499	101,047	2,309,801	707,210
Addition through merger (i)		9,456
Additions through acquisition			14,786
Write-off due to merger/spin-off/liquidation/capitalization			(118,863)	(1,082,648)
Equity in the results	(48,715)	(1,017)	3,030	40,566	25,013
Amortization of goodwill		(601)			(47,276)
Exchange variation on foreign investments	(756)
Other				(446)

At the end of the period	21,942	32,337		1,267,273	684,947

Goodwill on investments (ii)		6,881			407,761

	Subsidiaries and jointly-controlled entities

				Sep/04	Jun/04

	Copesul	Politeno	Other	Total	Total

As of January 1	473,760	607,482	7,216	4,410,474	4,410,474
Addition through merger (i)			1,584	282,753	282,753
Additions through acquisition/spin-off/capital increase			20,172	472,803	304,032
Addition of goodwill due to merger/spin-off of subsidiaries				813,574	813,574
Write-off due to merger/spin-off/liquidation/capitalization			(1,204)	(1,559,208)	(1,559,208)
Goodwill transfer			34,844	(766,351)	(766,351)
Dividends	(41,677)	(13,180)		(54,857)	(20,060)
Equity in the results	102,106	34,188	(4,568)	113,008	94,321
Amortization of (goodwill) negative goodwill	(21,115)	(45,563)	(18,663)	(146,804)	(108,619)
Exchange variation on foreign investments				(21,688)	22,427
Other			(24)	(470)	(471)

At the end of the period	513,074	582,927	39,357	3,543,234	3,472,872

Goodwill (negative goodwill) on investments (ii)	201,849	416,332	(1,489)	1,022,623	1,060,808

(i)	Additions through mergers arise from the corporate restructuring described in Note 1(b).
(ii)

Goodwill is based on future results and amortized up to ten years, in accordance with results projections prepared by independent experts, revised annually. In the consolidated financial statements, this goodwill is presented within deferred assets and negative goodwill in deferred income, in conformity with CVM Instruction 247/96.

Investment activity of associated companies

			Sep/04	Jun/04

	Petroflex	Other	Total	Total

As of January 1	33,505		33,505	33,505
Additions		4,187	4,187	4,187
Equity in the results	12,967	53	13,020	8,226

At the end of the period	46,472	4,240	50,712	45,918

Negative goodwill on investments	(614)		(614)	(614)

Subsidiaries with net capital deficiency

	Provision for capital deficiency of investments – long-term liabilities

						Sep/04	Jun/04

	OIL	OQPA	OPP Finance	Overseas	Other	Total	Total

As of January 1	369,748	52,827	33,566	242,550		698,691	698,691
Addition through merger of subsidiary					17,963	17,963	17,963
Increase (reversal) of the provision
through capital increase					(18,663)	(18,663)	(18,663)
On results	(28,243)	46,177	(34,211)	2,206	700	(13,371)	(794)
Exchange variation on shareholders’ equity	(3,916)		645	(2,569)		(5,840)	46,908

At the end of the period	337,589	99,004		242,187		678,780	744,105

(d) Information on the main investees with operating activities

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

CINAL

CINAL is engaged in the implementation of the Basic Manufacturing Center of the Alagoas Chrolochemical Complex and the production and sale of properties and services, such as steam , industrial water, industrial waste treatment and organoclorate waste incineration to the companies located in the Manufacturing Center mentioned above, as shareholders and users.

Copesul

Copesul is engaged in the manufacture, sale, import and export of basic petrochemical products and the production and supply of utilities, such as steam, water, compressed air, electrical energy, to the companies in the Triunfo Petrochemical Complex, in the state of Rio Grande do Sul, as well as providing various services to these companies. Goodwill on acquisition of investment in Copesul is based on expected future profitability and will be amortized untill December, 2011.

Polialden

Polialden is engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products is ethylene, which is supplied by Braskem. Polialden operates in an industrial unit in Camaçari – Bahia. Goodwill on acquisition of investment in Polialden is based on expected future profitability and will be amortized untill August, 2011.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates in an industrial plant in Camaçari – Bahia. Goodwill on acquisition of investment in Politeno is based on expected future profitability and will be amortized untill August 2011.

Tegal

Tegal is engaged in rendering services, for its own account or for third parties, of storage and transportation of liquid gases to companies located at the Camaçari Petrochemical Complex.

11 Property, Plant and Equipment

			Sep/04	Jun/04	Annual depreciation rate %

	Restated cost	Accumulated depreciation	Net	Net

Land	21,264		21,264	21,264
Buildings and improvements	817,117	(337,632)	479,485	484,191	2 to 10
Machinery, equipment and installations	6,027,089	(2,218,150)	3,808,939	3,842,510	3.33 to 20
Mines and pits	26,004	(21,160)	4,844	5,049	4 to 10
Furniture and fixtures	35,055	(30,168)	4,887	5,146	10
Information technology equipment	49,065	(39,062)	10,003	10,946	10
Construction in progress	347,123	347,123	277,834
Other	20,254	(9,867)	10,387	10,650	Up to 20

	7,342,971	(2,656,039)	4,686,932	4,657,590

Construction in progress relates principally to the capacity expansion projects of the industrial units, operating improvements to increase the useful life of the machinery and equipment, as well as programs in the areas of health, technology and security.

At September 30, 2004, property, plant and equipment include the appreciation, in the form of goodwill, of the assets originating from the merged companies, transferred from the investments account in conformity with CVM Instruction 319/99, in the amount of R$ 958,333 (R$ 973,109 at June 30, 2004).

12 Deferred Charges

	Sep/04	Jun/04

Cost
Pre-operating expenses	238,804	238,854
Rights to manufacturing processes	53,313	53,313
Organization and implementation expenses	226,474	211,181
Expenditures for structured operations	347,836	269,339
Goodwill of merger investments	1,709,297	1,709,297
Expenditures for programmed stoppages	546,133	553,069
Research and development	64,620	64,620
Catalysts and other	108,243	105,905

	3,294,720	3,205,578
Accumulated amortization	(997,179)	(874,229)

	2,297,541	2,331,349

Goodwill of the merger investments is based on expected future profitability and is being amortized in up to ten years, in accordance with appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 319/99.

At programmed dates, which vary from one to six years, the Company stops production, totally or partially, to carry out major inspection and maintenance. The costs associated with each stoppage are deferred and amortized to cost of production up to the beginning of the next corresponding stoppage.

13 Financing

	Annual financial charges	Sep/04	Jun/04

Foreign currency
Foreign notes payable (Eurobonds)	Note 13 (a)	1,466,594	1,596,262
Advances on exchange contracts	Sep/04 - Fx US$ + interest of 3.30% to 6.75% Jun/04- Fx US$ + interest of 3.30% to 8.50%	399,608	522,190
Export prepayment	Note 13 (b)	1,591,490	1,477,575
Medium-Term Notes	Note 13 (c)	1,751,855	1,894,630
Raw material financing	Jun/04 and Sep/04 - Fx US$ + interest of 0.55% to 3.70% above LIBOR	235,752	231,789
	Sep/04 - Fx US$ + fixed interest of 4.75% to 5.70% Jun/04 - Fx US$/YEN + fixed interest of 4.75% to 6.20%	14,325	15,997
Permanent assets financing	Fx US$ + interest of 3.88% above LIBOR	38,011	40,786
	Fx US$ + fixed interest of 6.49% to 7.14%	30,091	40,652
Local currency
Working capital	Interest of 4.25% to 11.00% + floating rate monetary correction (CDI and IGPM)	45,649	259,108
	Fx US$ + interest of 4.2% to 6.3%	49,064	155,197
	Fixed interest rate of 25.19%		11,798
Government Agency for Machinery and Equipment Financing (FINAME)	Fixed interest of 9.80% to 10.00% + floating rate monetary correction TJLP	1,242	1,402
National Bank for Economic and Social Development (BNDES)	Fixed interest rate of 8.00% to 11.00% + floating rate monetary correction TJLP and UMBNDES (i)	212,800	238,372
Banco do Nordeste do Brasil (“BNB”)	Fixed interest of 11.90%	16,907
Acquisition of shares	Note 13(e)	170,496	189,237
Other	Fixed interest of 21.41%	219	322

		6,024,103	6,675,317
Less: current liabilities		(1,881,244)	(2,594,362)

Long-term liabilities		4,142,859	4,080,955

(i)	UMBNDES = BNDES Monetary Unit

(a) Foreign notes payable (Eurobonds)

In July 1997, the Company issued Eurobonds, amounting to US$ 150,000 thousand, falling due in June 2007 and with annual interest of 9%, paid semiannually in June and December.

In July 1997, the merged company Trikem issued Eurobonds, in the amount of US$ 250,000 thousand, falling due in July 2007 and with annual interest of 10.625%, paid semiannually in January and July of each year. These notes grant to Trikem the exclusive right to repurchase the Eurobonds in July 24 of each year as from July 2002.

The Company also has Eurobonds issued by OPP Petroquímica (merged into OPP Química in December 2002), as follows: US$ 100,000 thousand issued in October 1996, falling due in October 2004, with annual interest of 11%, paid semiannually. On September, 2004 the Company anticipated a foreign exchange contract operation to be used for the settlement of these Eurobonds on October 26, 2004 (Note 28(b)). Foreign exchange acquired for such settlement totaled US$ 105,5 million (R$ 301,582), including principal amount and interest due in the settlement date. The aforementioned amount is recorded under "cash and cash equivalents".

(b) Prepayment of exports

In August 1997, the merged company Trikem received an advance from a foreign customer in the amount of US$ 100,000 thousand, with annual interest of 12%. At September 30, 2004, the balance of this advance was US$ 13,117 thousand - R$ 37,495 (June 30, 2004 - US$ 28,376 thousand - R$ 88,180), relating to the last interest installment, expected to be settled in October 2004.

On December 28, 2001, the Company obtained funds in the amount of US$ 250,000 thousand as prepayment of exports. This loan was placed in two tranches. The first tranche, in the amount of US$ 80,000 thousand, has a settlement term up to December 2004 and is subject to interest of 4.25% per annum plus quarterly LIBOR, paid on a three-month basis. The second tranche, in the amount of US$ 170,000 thousand, has a settlement term up to December 2006 and is subject to interest of 5.25% per annum plus quarterly LIBOR, paid on a three-month basis. The debt balance, at September 30, 2004, was US$ 165,065 thousand - R$ 471,856 (June 30, 2004 - US$ 185,063 thousand - R$ 575,082).

In December 2002, the merged company OPP Química received an advance from a foreign customer in the amount of US$ 97,200 thousand. In addition to the foreign exchange variation, the advance is subject to annual interest of 3.75% plus semiannual LIBOR. This contract will be paid through shipments up to June 2006. The debt balance, at September 30, 2004, was US$ 59,611 thousand - R$ 170,405 (June 30, 2004 - US$ 90,478 thousand - R$ 281,161). In June 2004, The Company obtained funds in the amount of US$ 200,000 thousand as prepayment of exports. This loan was placed in two tranches. The first tranche, in the amount of US$ 145,000 thousand, has a settlement term up to December 2007 and is subject to interest of 3.5% per annum plus semiannual LIBOR, paid on a six-month period basis. The second tranche, in the amount of US$ 55,000 thousand, has a settlement term up to June 2009 and is subject to interest of 4.5% per annum plus semiannual LIBOR, paid on a six-month period basis. The debt balance, at September 30, 2004, was US$ 203,400 thousand - R$ 581,439 (June 30, 2004 - US$ 70,194 thousand - R$ 218,126).

In August 2004, the Company obtained funds in the amount of US$ 50,000 thousand as prepayment of exports. In addition to the foreign exchange variation, the debt is subject to annual interest of 3.0% plus semiannual LIBOR up to January 2005 and quarterly LIBOR as from that date up to final maturity in October 2006. This contract will be paid through shipments from July 2006 to October 2006. The debt balance, at September 30, 2004, was US$ 50,388 thousand – R$ 144,009.

The Company has other prepayments of export operations, the balances due of which on September 30, 2004 amounted to US$ 65,156 thousand - R$ 186,286 (June 30, 2004 - US$ 101,376 thousand - R$ 315,026). These operations will be settled at various dates through October 2006. In addition to the foreign exchange variation, the debts are subject to annual interest of 2.1% to 4.63% above LIBOR.

(c) Medium-Term Notes ("MTN") Program

In July 2003, Braskem initiated a MTN Program of US$ 500,000 thousand.

The Company's Board of Directors, at a meeting on December 16, 2003, authorized an increase in the total of the program to US$ 1 billion and an extension in the term from five to ten years.

The issues and the balance at September 30, 2004 are as follows:

Issues	Interest	Maturity date	Thousand US$	R$

1st tranche	10.50%	07/16/04	121,000
2nd tranche	9.25%	10/23/05	65,000	185,809
3rd tranche	12.50%	10/31 and 11/26/2008	275,000	786,115
4th tranche	11.75%	01/22/14	250,000	714,650

		Total issued	711,000	1,686,574

		Accrued interest		65,281

		Balance at September 30, 2004		1,751,855

In June 2004, Braskem settled the first tranche, in the amount of US$ 127,352 thousand (principal and interest).

(d) FINAME, BNDES and BNB

These loans relate to various operations for the increase in production capacity, environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

(e) Acquisition of shares

The loans for purchase of shares relate to the acquisition from BNDESPAR of one billion shares of Copene Participações made in September 2001 by the merged company Nova Camaçari. The loan principal is payable in full in August 2006. The principal bears interest of 4% p.a. and TJLP, due annually, as from August 2002.

(f) Maturities and guarantees

Long-term loans mature in the followings years:

	Sep/04	Jun/04

2005	444,043	540,521
2006	748,320	551,806
2007	1,371,703	1,354,840
2008	828,639	856,912
2009 onward	750,154	776,876

	4,142,859	4,080,955

In the case of short-term loans, the Company has given security such as trade bills receivable, promissory notes guaranteed by the directors and shares. Certain working capital operations are secured by letters of credit and bank guarantees.

Long-term loans are secured by liens on property, plant and equipment, shares, guarantees of the shareholders and bank guarantees. Certain long-term operations are guaranteed by surety bonds and mortgages on the Company's industrial plants.

14 Debentures

(a) 10th public issue

On October 1, 2001, the Company carried out the sale of two series of the 10th issue of non-convertible debentures, being 4,108 of the 1st series and 2,142 of the 2nd series, totaling R$ 625,000.

In January 2004, the Company redeemed 2,289 1st series debentures and 945 2nd series debentures and, at September 30, 2004, the Company redeemed in advance the remaining debentures. The total debentures are held in treasury and will be cancelled.

(b) 1st private issue

On May 31, 2002, the merged company OPP Produtos Petroquímicos S.A. (“OPP PP”) issued 59,185 debentures convertible into class "A" preferred shares of the Company, which can be converted at any time, at the option of the debenture holders. These debentures have the following characteristics:

Single series

Unit face value:	R$ 10
Final maturity date:	July 31, 2007
Interest:	TJLP, plus 5% p.a.

These are subordinated debentures. Principal and interest are payable only at their final maturity date, on July 31, 2007. There is no partial or total redemption clause allowing payments before this date.

(c) 11th public issue

The Extraordinary General Meeting, of November 19, 2003, approved the 11th public issue of debentures, not convertible into shares. On December 1, 2003 the Company issued 12,000 thousand single series debentures, totaling R$ 1,2 billion. These debentures were subscribed on January 16 and February 2, 2004, and have the following characteristics:

Single series

Unit face value:	R$ 100
Final maturity date:	December 1, 2007
Repayment of face value:	36 monthly equal, successive installments, as from January 1, 2005
Interest:	CDI + 4.5% p.a.
Interest payment:	First day of each month, as from January 2004

Certain long-term supply agreements were given in guarantee for these debentures.

(d) 12th public issue

The Extraordinary General Meeting, of June 15, 2004, approved the issue of 3,000 nominative debentures, not convertible into shares, totaling R$ 300,000. The debentures were subscribed on September 29, 2004, and have the following characteristics:

Single series

Unit face value:	R$ 100
Final maturity date:	June 1, 2009
Repayment of face value:	Single installment upon maturity
Interest:	117% of CDI p.a.
Interest payment:	Semiannually, as from December 1, 2004

Credit rights were given in guarantee for these debentures.

The Company will anticipate the redemption of these debentures, as announced to the market through a relevant communication filed with CVM (Note 28(a)).

(e) The debenture position is summarized as follows:

	Sep/04	Jun/04

Balance at January 1	1,492,000	1,492,000
Additions	1,500,000	1,200,000
Financial charges	378,782	245,731
Amortization in 2004	(608,846)	(151,917)
Treasury debentures – redemptions in prior periods	(407,449)	(393,418)

Balance at the end of the period	2,354,487	2,392,396

Less: current liabilities	(1,216,929)	(584,095)

Long-term liabilities	1,137,558	1,808,301

15 Taxes and Contributions Payable - Long-term Liabilities

		Sep/04	Jun/04

Offset of IPI credits
IPI - export credit	(i)	453,661	444,375
IPI - on purchase of inputs with zero rate	(ii)	258,646	243,984
IPI - on consumable materials and fixed assets		33,687	32,977

Other taxes and contributions payable
PIS/COFINS - Law 9718/98	(iii)	269,806	253,835
Education contribution, SAT and INSS		27,286	26,232
REFIS	(iv)	3,342	8,440
PAES - Law 10684	(v)	51,344	52,983
Other		1,353	1,353

		1,099,125	1,064,179

The Company is challenging in courts the amendments to tax legislation and defending, among other matters, the right to credit IPI levied on purchase and the export of products. As regards contingent IPI credits offset against several federal taxes payable, the Company recorded a liability to eliminate the contingent gains and accrued interest on these liabilities corresponding to Brazil’s base interest rate (SELIC). Except for the tax credit mentioned in Note 9 (i), the Company did not record any other tax assets that might be considered as contingent assets.

(i) IPI - export credit

This balance relates to a legal action initiated by the Company and its merged companies OPP Química and Trikem, requesting the legal recognition of the IPI credit, introduced by Decree Law 491/69 to encourage the export of manufactured products.

OPP Química obtained a preliminary injunction in this action, partially confirmed by a sentence, authorizing it to use the benefit calculated on the exports of the units located in Rio Grande do Sul, to offset federal taxes due. The decision was revoked by the TRF (Federal Court) of the 4th Region, against which special and extraordinary appeals were lodged, pending judgment.

Trikem, in Alagoas, obtained a preliminary injunction, confirmed by sentence, permitting it to use the benefit to offset federal taxes due. The Federal Government appealed against this decision to the TRF of the 5th Region, which decision was partially favorable to the Company. Currently, the special and extraordinary appeals lodged by the parties are under admissible stage in the court of law.

Based on jurisprudence of the Federal Supreme Court (STF) and the opinion of the Company’s external legal advisors, there are probable chances of a favorable outcome for the Company with respect to the export credit itself and the effects of monetary restatement (expurgation, monetary correction and SELIC rate). The Company is offsetting credits related to these lawsuits against federal taxes based on a court injunction.

(ii) Zero-rated IPI

In addition to a favorable decision related to the recognition of IPI credits on the purchase of exempt or zero-rated raw materials and inputs in the State of Rio Grande do Sul (Note 9(i)), the Company and its merged companies OPP Química and Trikem claimed similar credits, which are pending judgment by the TRF of the States of Bahia, São Paulo and Alagoas. In two lawsuits, the Company was given the right to offset these credits against federal taxes. In another lawsuit, the Company obtained a favorable decision from the TRF, recognizing this right during a period of ten years prior to the filing of this lawsuit. The Federal Government appealed against this decision to the STJ and STF. These lawsuits are pending judgment. Based on this injunction, the Company is using the IPI credits related to these lawsuits for offset against federal taxes payable and concurrently recording the offset amount in long-term liabilities, restated based on SELIC.

(iii) PIS/COFINS social contributions - Law 9718/98

The Company has challenged, in different legal actions, the constitutionality of the changes introduced by Law 9718/98, which increased the PIS and COFINS as of February 1999, as shown below:

.	COFINS - increase in the rate from 2% to 3% and expansion of the taxable base to include practically all income earned by companies, in addition to the sales of products and services;

.	PIS - expansion of the taxable base identical to COFINS.

The discussion of the unconstitutionality of Law 9718/98 is no longer applicable because it was revoked by the new PIS and COFINS taxation system (Laws 10637/02 and 10833/03, respectively). Accordingly, as from December 2002, as regards PIS, and February 2004, as regards COFINS, the Company started to pay these taxes under the new system, except for its right concerning the lawsuits related to prior periods.

For the effective period of Law 9718/98, the status of each action is as follows:

.	Braskem obtained an injunction to deposit in courts COFINS, but not PIS. The judicial deposits concerning the increase in COFINS calculation basis were made up to January 2004.

.

Based on a court order, OPP Química, up to the time it was merged with Braskem, was not obliged to pay or deposit any of the increases introduced by Law 9.718/98. Trikem was also immune from paying or depositing COFINS increases. In August 2003, Trikem chose to withdraw the action challenging the tax rate increase and, through PAES (Note 15 (v)), rescheduled the amount due in installments. With respect to PIS, the situation of Trikem is the same as OPP Química, as both are parties to the same legal action.

(iv) REFIS - Law 9964/00

On August 1, 1996, the Federal Revenue Secretarial raised an assessment against Nitrocarbono S.A. (“Nitrocarbono”), corresponding to the social contribution allegedly due for calendar years 1992-1995.

In December 2000, management chose to settle the assessed amount of R$ 14,759, through enrollment in the Tax Recovery Program (REFIS).

(v) Special Installment Program (PAES) - Law 10684/03

On May 30, 2003, Federal Law 10684 was published, introducing the PAES program which offers taxpayers with liabilities with the Secretariat of Federal Revenue or the National Treasury (confessed or challenged in the courts) the possibility of paying their overdue debts up to February 28, 2003, in up to one hundred and eighty successive monthly installments.

The legislation, among other benefits, provides for a fifty percent reduction in the arrears fine as well as the utilization of the Long-term Interest Rate (TJLP) to update the installments due (replacing the usual SELIC rate which is more onerous).

In August 2003, Trikem chose to withdraw its legal action challenging the increase in the COFINS rate to benefit from the favorable payment conditions offered by this program. The amount due is being paid in 120 monthly installments and the option was confirmed with payment of the first installment on August 31, 2003. At September 30, 2004, the balance due was R$ 57,899, R$ 6,555 being recorded in current liabilities and R$ 51,344 in long-term liabilities (June 30, 2004 - R$ 59,538, R$ 6,555 being recorded in current liabilities and R$ 52,893 in long-term liabilities).

16 Income Tax and Social Contribution on Net Income

(a) Current income tax

	Sep/04	Sep/03

Income before income tax	276,077	445,121

Addition and exclusion adjustments to actual income, net
Permanent additions	18,189	36,515
Temporary additions	166,943	228,984
Permanent exclusions	(228,920)	(354,955)
Temporary exclusions	(54,475)	(197,685)

Taxable income in the period	177,814	157,980

Income tax - 25%	44,454	39,495

Other	8,107	(479)

Income tax expenses arising from changes in
net assets derived from the merger of:
Trikem	1,283
OPP Química		19,787

Income tax expense	53,844	58,803

R$ 30,025 of the income tax expense is covered by the exemption/reduction benefit (Note 17 (a)) (September 30, 2003 - R$ 32,703).

(b) Deferred income tax

(i) Deferred tax assets

At September 30, 2004, the Company had tax losses to be offset in the amount of R$ 603,197 (R$ 989,457 at June 30, 2004). In accordance with the pronouncement issued by IBRACON (Institute of Independent Auditors of Brazil) on the accounting for income tax and social contribution, supplemented by CVM Instruction 371/02, the Company has recognized deferred tax assets, as follows:

	Sep/04	Jun/04

Opening balance for the year	165,620	165,620
Realization of deferred income tax in the period	(14,821)

Balance at the end of the period	150,799	165,620

Based on feasibility technical studies, management estimates that the deferred tax credits relating to tax loss carryforwards will be fully realized up to 2007, considering the portion of the operating results and other results that are not covered by the tax reduction and exemption benefit. In this context, besides the positive impacts expected to result from the corporate restructuring (Note 1(b)), the expectation of generating taxable income is based on projections that are mainly influenced by price, foreign exchange, interest rate and market growth assumptions and other variables relevant to the performance of the Company.

In addition to these tax losses, the Company has nondeductible temporary differences, in the amount of R$ 2,003,788 (R$ 1,974,484 at June 30, 2004), mainly resulting from amortization of goodwill from related companies and taxes challenged at court. Concerning this amount, the Company is not recognizing deferred tax assets, being under analysis its future utilization.

(ii) Long-term deferred tax liabilities

Long-term deferred tax liabilities are as follows:

	Sep/04	Jun/04

Accelerated depreciation:
Opening balance for the year	(9,705)	(9,705)
Realization of deferred income tax in the period	442	295

Balance at the end of the period	(9,263)	(9,410)

(c) Social contribution

Based on the discussion about the constitutionality of Law 7689/88, the Company and its merged companies OPP Química and Trikem filed a lawsuit not to pay the social contribution on net income.

The TRF of the 1st Region had recognized the unconstitutionality of this contribution, and the Company and its merged companies obtained a final court decision exempting them from paying social contribution. However, the Federal Government filed a rescissory action, claiming the annulment of the decision favorable to the Company and Trikem, based on the fact that, subsequently to the final decision favorable to the companies, the STF had given legal force to the constitutionality of such contribution, except for 1988. Concerning OPP Química, the Federal Government did not seek to revoke this final decision, so that the decision favorable to OPP Química continues to be effective.

The Federal Government was successful in the first and second levels. Currently, this rescissory lawsuit is awaiting final judgment.

Based on the STF decision, the Federal Revenue Secretariat raised an assessment against the Company and its merged companies, against which administrative appeals have been presented.

Based on the opinion of the external legal advisors, the Company should obtain a favorable outcome on these nonpayment claims. However, should there be an unfavorable outcome, these legal advisors believe that the loss of exemption will be applicable only as from the date of such a decision and cannot be applied retroactively. The Company did not, therefore, constitute any provision. If retroactive, which is against the opinion of the external legal advisors, the Company would be exposed to an approximate liability of R$ 521,775, including interest and excluding fines.

17 Tax Incentives and Compulsory Loans

(a) Corporate income tax

From calendar years 2002 to 2011, the Company has the right to reduce by 75% the income tax rate on the profit arising from the sale of basic petrochemical products and utilities. The Camaçari polyethylene plant of the merged company OPP Química has the same right for the same period. The PVC plants of the merged company Trikem, in Bahia and Alagoas are exempt from income tax calculated on the results of their industrial operations until 2004 and 2008, respectively.

Production of caustic soda and ethylene dichloride are not covered by this exemption, but the income tax on the related profits may be reduced by the following percentages as determined by Law 9532/97 (article 3, § 2 and § 3) as described below:

(i) 37.5% from January 1, 1998 to December 31, 2003; (ii) 25.0% from January 1, 2004 to December 31, 2008; (iii) 12.5% from January 1, 2009 to December 31, 2013; and (iv) the benefit will be extinct as of January 1, 2014.

At the end of each year, in the case of taxable profit resulting from the benefited operations, the related amount of the income tax is credited to a capital reserve, which can only be used to increase capital or absorb losses.

(b) Value Added Tax on Sales and Services (ICMS)

The merged company OPP Química has ICMS tax incentives granted by the State of Rio Grande do Sul, through the Company Operation Fund (FUNDOPEM), with the purpose of encouraging the establishment and expansion of manufacturing companies in the state. This incentive is determined based on approved projects and in percentages on the amounts of expected tax payments. The incentive calculated for the nine-month period ended September 30, 2004 was R$ 2,262 (there were no changes in the ICMS - FUNDOPEM amounts in the first six months of 2004).

18 Shareholders’ Equity

(a) Capital

At September 30, 2004, subscribed and paid-up capital amounted to R$ 3,402,968 and was divided into 30,215,024,848 common shares, 60,201,194,896 Class “A” preferred shares and 228,554,800 Class “B” preferred shares, all nominative and with no par value. On the same date, the authorized capital comprised 122,000,000 shares, being 43,920,000,000 common shares, 76,860,000,000 Class “A”preferred shares and 1,220,000,000 Class “B” preferred shares.

The Extraordinary General Meeting held on October 20, 2003 approved the split of the Company's shares, as proposed by Management. All shares were split in the ratio of 20 shares of each type and class for each existing share. Accordingly, the ratio between the shares and the ADSs traded on the New York Stock Exchange (NYSE) was changed from 50 to 1,000 Class “A” preferred shares for each ADS. At September 30, 2003, as adjusted for the split, the net income for the nine-month period, per thousand shares, is R$ 0.0059.

As a result of the merger of Trikem, in January 2004 (Note 1(b(ii))), the Company’s capital was increased by R$ 304,596, through the issue of 8,136,165,484 Class “A” preferred shares, to R$ 2,192,018.

In September 2004, under the terms of the Global Offer (Note 1(c)), the Company increased its capital by R$ 1,210,950, through the issue of 13,455,000,000 Class “A” preferred shares, amounting to R$ 90.00 per thousand shares. Accordingly, the capital totaled R$ 3,402,968.

In order to maintain the minimum limit related to the proportion between common and preferred shares, in conformity with the Brazilian Corporate Law, prior to the merger of Trikem, the Company’s shareholders approved the changes in the by-laws, at the Extraordinary General Meeting, held on January 15, 2004, to convert 121,948,261 Class “A” preferred shares in common shares. Similarly, prior to the conclusion of the Global Offer, the Extraordinary General Meeting, held on September 17, 2004, authorized the conversion of 4,484,963,007 Class “A” preferred shares into common shares.

In September 2004, under the terms of the 6th Company’s by-laws, 600,000 Class “B” preferred shares were converted into 300,000 Class “A” preferred shares.

Preferred shares are non-voting but they have priority to a minimum non-cumulative annual dividend of 6%, depending on the availability of income for distribution. Only the Class “A” preferred shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preferred shares. The Class “A”preferred shares also have equal rights with the common shares to receive stock dividends arising from the capitalization of other reserves. The Class “B” preferred shares are not convertible into common shares. However, subsequent to the expiration of the period of non-transferability as foreseen in special legislation, they may be converted into Class “A” preferred shares at any time, at the ratio of two Class “B” preferred shares for one Class “A” preferred share.

In the event of dissolution of the Company, the Class “A” and “B” preferred shares have priority to capital reimbursement.

All shareholders are assured an annual dividend of not less than 25% of the net income of each year, providing that there are retained earnings, calculated in accordance with Brazilian Corporate Law.

Based on a shareholders’ agreement and the Memoranda of Understanding, the Company must distribute dividends in a percentage of not less than 50% of available net income of each year, as long as remaining reserves are sufficient to maintain efficient operations and business development.

According to the terms agreed in the Export Prepayment Credit Agreement (Note 13 (b)), the payment of dividends, interest on own capital or any other participation in profits is limited to at most 50% of net income for the year or 6% of the unit value of the Class “A” and “B” preferred shares, whichever is higher.

(b) Shares held in treasury

At September 30, 2004, the Company held 621,887,272 Class “A” preferred shares in treasury.

(c) Statement of changes in shareholders’ equity

		Capital reserves

	Capital	Tax incentives	Other	Treasury stock	Accumulated losses	Total

At January 1, 2004	1,887,422	743,758	557	(10,137)	(463,281)	2,158,319
Capital increase (Note 18(a))	304,596					304,596
Capital increase (Note 1(c))	1,210,950					1,210,950
Tax incentives		36,546				36,546
Net income for the period					207,854	207,854

At September 30, 2004	3,402,968	780,304	557	(10,137)	(255,427)	3,918,265

19 Contingencies

(a) Employees' Collective Agreement - Clause 4

The chemical workers union in the Camaçari region ("SINDIQUÍMICA") and the syndicate of chemical manufacturers in the same region ("SINPEQ") are disputing in the courts whether the wage and salary indexation clause in their collective labor agreement was overruled by a 1990 economic policy law which restricted wage and salary increases. Braskem, Polialden, Nitrocarbono and Politeno operated plants in the region in 1990 and are members of SINPEQ. The workers' union is requesting that salaries and wages be adjusted retroactively and cumulatively since 1990. The most recent ruling by the Federal Supreme Court (STF), in December 2002, was favorable to SINPEQ and established that the economic policy law overruled the collective labor agreement. Nevertheless, the decision is subject to reconsideration by the STF.

However, management believes, based on its legal advisors opinion, that is reasonably possible that the employers'union will lose this suit, therefore the Company has not recorded a provision to face future losses related to this contingency. If the employers' union loses this suit and assuming that (i) the Company is required to pay damages from April 1990 to September 1990; (ii) the decision includes aproximately 3.100 employees; (iii) advances and other payments made to some of those employees would be neted against imdemnizations owed by the Company; and (iv) damages were calculated based on the average salaries of the aforementioned employees during the period under question; the Company estimates that it could be subject to a liability of up to R$ 35,000, although in order to quantify the effective amount of damages owed by the Company, it would be necessary that the employees' union or individual employees file additional claims.

(b) Preferred shareholders

Some holders of the Company’s Class B preferred shares, issued in the context of the tax incentive program, allege that they are entitled to be included in the distribution of profits under the same conditions granted to common and Class A preferred shares. The decision on one of these lawsuits was unfavorable to the Company. Braskem filed a rescissory action intended to overrule this decision, and obtained an advance relief staying the sentence until a final decision is reached on the Rescissory Action.

On December 11, 2003, the Rescissory Action filed by Braskem was considered valid by the Court of Justice of the State of Bahia, which annulled the decision and dismissed the shareholders’ claims due to explicit transgression of the special legislation provision. In June 2004, the shareholders filed a Special Appeal with the High Court of Justice.

(c) Other Company litigation

The merged company Trikem is defendant in civil lawsuits filed by a former distributor in the total amount of R$ 349,648. The former distributor is claiming for damages related to the non-compliance with the distribution agreement by the Company. Management, supported by the opinion of external legal advisors, believes in a favorable decision and, for this reason, no provisions were recorded.

SINDIQUIMICA filed a labor claim in favor of all employees comprising its union base, claiming the payment of overtime arising from several work shift situations in the companies comprising the Camaçari Petrochemical Complex in the State of Bahia. As the filing of this lawsuit is recent and the hearing was not conducted, it is not possible to estimate the potential exposure (if any) yet. Based on the opinion of its external legal advisors, the Company believes in a favorable final outcome.

The Company is a defendant in a number of labor claims, the outcome of which based on the evaluation of external legal advisors, should be favorable to the Company. Therefore, no provision has been recorded for such claims. The Company recorded a provision of R$ 7,930 for claims classified as of probable unfavorable outcome.

20 Financial Instruments

(a) Risk management

Since the Company operates in the international market, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates. The bank current accounts, financial investments and other accounts receivable are subject to credit risk. The Company has developed policies and procedures for risk evaluation, report preparation and monitoring of derivative activity.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash. The most common types which use cash, adopted by the Company, are financial investments abroad (certificates of deposit, US dollar-denominated securities, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of U.S. dollars for CDI and forwards.

To hedge its exposure to foreign exchange and interest rate risks arising from loan and financing agreements, as well as to meet the requirements established in loan agreements, the Company adopted, at December 31, 2001, the following methodology: hedging of the principal and interest (on a consolidated basis), falling due in the next 12 months for, at least, (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts ("ACCs") of up to six months and Advances on Export Contracts ("ACEs"); and (ii) 75% of the debt not linked to exports (non-trade finance). The compliance with this methodology varies according to market conditions, credit availability and cash balances.

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, cash flows and modernization projects. A portion of the long-term loans is denominated in U.S. dollars (Note 13).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its short-term debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation and the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Certificates of Deposit (CDI) rate.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, up to the period ended September 30, 2004, no financial instrument was used to hedge the prices of this commodity, nor for the other petrochemical commodities sold by Braskem.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank current accounts, financial investments and other accounts receivable. In order to manage the credit risk, the Company maintains its bank accounts and financial investments with large financial institutions.

In relation to credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Derivatives market value

To determine the estimated market value of derivatives, the Company uses public information available in the financial market and valuation methodologies generally accepted and applied by the counterparties. These estimates do not necessarily guarantee that such transactions could be carried out in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

The following table provides information on the main derivative financial instruments at September 30, 2004:

Type	Nominal value Thousand of US$	Market value R$	Maturity date

Currency derivatives (R$ x US$)	40,000	NULL	October 25, 2004

In the third quarter of 2004, a loss on derivative transactions of R$ 7,098 was recorded, totaling a loss of R$ 5,381 for the nine-month period ended September 30, 2004 (gain of R$ 17,623 at September 30, 2003), under financial income (expenses).

21 Financial Income (Expenses)

	Sep/04	Sep/03

Financial income (expenses)
Interest income	126,121	64,816
Monetary variances on financial investments, related parties and receivables	18,027	30,980
Gains/(losses) on derivative transactions	(5,381)	17,623
Foreign exchange gains/(losses)	(141,170)	554,051
Interest on financing	(452,926)	(307,829)
Monetary variances on financing	(351,259)	(429,117)

Monetary variances and interest on taxes, contributions, and suppliers	(72,852)	(48,565)

Taxes and charges on financial transactions	(91,149)	(72,155)
Other	(95,547)	(105,866)

	(1,066,136)	(296,062)

22 Other Operating Income and Expenses

	Sep/04	Sep/03

Income (expenses)
Rented facilities	16,793	10,409
Taxes recoverable	1,316	15,832
Claim reimbursements	1,388	3,103
Sale of sundry material	9,105	6,358
Taxes on sales of merged companies		(24,191)
Other operating income, net	1,884	6,858

	30,486	18,369

23 Other Non-operating Income and Expenses

	Sep/04	Sep/03

Income (expenses)
Gain (loss) on investment participations	3,037	(5,282)
Residual value of permanent asset disposal	11	1,021
Costs with removal of permanent assets	(1,637)	(7,420)
Provision for probable loss on investments	(1,905)	(768)
Other non-operating expenses	(1,882)	(9,977)

	(2,376)	(22,426)

24 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At September 30, 2004, insurance coverage for inventories, property, plant and equipment and loss of profits amounted to R$ 11,466,965 (June 30, 2004 - R$ 12,465,401).

25 Shares Traded Abroad - NYSE and LATIBEX

(a) American Depositary Shares ("ADSs") program

The Company’s ADSs traded on the New York Stock Exchange (NYSE) have the following characteristics:

.	Type of shares: Class “A” preferred.
.	Each ADS represents 1,000 A shares, traded under the ticker symbol "BAK".
.	Foreign Depositary Bank: the Bank of New York (BONY) - New York branch.
.	Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company’s Class A preferred shares are traded on LATIBEX, the market for Latin American companies quoted in Euros at the Madrid Stock Exchange. Shares are traded in batches of one thousand shares under the ticker symbol "XBRK" and the Brazilian Custodian Bank is Itaú S.A.

26 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation no. 371/00, except for ODEPREV - Odebrecht Previdência, where this is not applicable.

(a) ODEPREV - Odebrecht Previdência

The merged companies OPP Química and Trikem have a defined-contribution plan for their employees. The plan is managed by ODEPREV, a closed-end private pension entity set up by Odebrecht S.A. which offers its participants, employees of the sponsoring companies, the following:

•

Optional Plan - a defined-contribution plan in which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year in advance the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Currently, the ODEPREV plan is composed of 1,130 active participants (1,125 active participants at June 30, 2004).

Sponsor’s contributions for the nine-month period ended September 30, 2004 were R$ 2,304, and those of the participants in the same period totaled R$ 4,395.

(b) Fundação PETROBRAS de Seguridade Social - PETROS

The Company and the merged company Trikem sponsor a defined-benefit plan for the former employees of COPENE and CQR - Companhia Química do Recôncavo, respectively. The plan is managed by the Fundação Petrobras de Seguridade Social ("PETROS"). Its main objectives are to (i) complement retirement benefits provided by the government and (ii) implement social assistance programs with the support of the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on the employees' remuneration.

In accordance with CVM Deliberation no. 371/2000, which approved NPC 26 of IBRACON - "Accounting for Benefits to Employees", the pension plan sponsored by the Company and merged company Trikem was recently subject to an actuarial valuation. This actuarial valuation indicated that the present value of liabilities exceeds the fair value of the plan assets by R$ 56,896. This amount is recorded in long-term liabilities under "Other accounts payable".

Currently, the active and inactive participants in PETROS are as follows:

	Sep/04	Jun/04

Active	743	776
Inactive	783	794

Total participants	1,526	1,570

Additional information of the Pension Plan managed by PETROS:

Type of plan	Defined benefit

Method of actuarial valuation	All regulatory benefits
Mortality table	GAM-71
Discount rate applied to the actuarial obligations	IPCA + 6% p.a.
Rate of return expected on plan assets	IPCA + 6% p.a.

The sponsor’s contributions to this plan during the nine-month period ended September 30, 2004 were R$ 4,329, and those of participants in the same period totaled R$ 2,649.

(c) PREVINOR - Associação de Previdência Privada

The Company, through the merged companies Nitrocarbono and PROPPET, has a defined-contribution plan for certain employees. The plan is managed by PREVINOR - Associação da Previdência Privada (“PREVINOR”).

The principal objective of PREVINOR is to complement retirement benefits provided by the government. For this purpose, PREVINOR receives monthly contributions from the sponsors and participants, calculated actuarially based on the employees' monthly remuneration.

Currently, the active and inactive participants in PREVINOR are as follows:

	Sep/04	Jun/04

Active	231	232
Inactive	27	33

Total participants	258	265

The sponsor’s contributions to this plan during the nine-month period ended September 30, 2004 were R$ 812, and those of participants in the same period totaled R$ 455.

27 Commitments for the Supply of Raw Material

At September, 30 2004, the Company had contractual commitments to sell raw material in the form of contracted demand. Based on these contracts, with automatic renewal, and the average sales prices for the raw materials in effect during the last quarter, the contractual commitments, for the next five years, are estimated at R$ 17,048,796, as follows:

	Metric tons	R$

2004	464,891	919,473
2005	1,974,162	3,950,717
2006	1,855,451	4,055,615
2007	1,882,275	4,111,503
2008	1,833,435	4,011,488

	8,010,214	17,048,796

28 Subsequent Events

(a)

Based on the material fact, issued on October 19, 2004, the Company, in line with its financial strategy and its commitment in terms of reducing its debt and capital expenses, decided to redeem in advance, at November 3, 2004, R$ 1,2 billion, relating to its 11th issue of debentures, according to clause 5.19 of the Deed of Issue. The advanced redemption will be made through the payment of the nominal value plus related interest, calculated on a pro-rata temporis basis as from the date of the last interest payment up to the redemption date. After the redemption, such debentures will be cancelled.

(b)	On October 26, 2004 the Company has settled the Eurobonds in the total amount of US$ 100,000 thousand, issued by the incorporated company OPP Química on October, 1996 (Note 13(a)).

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2004

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer